UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2017

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10504

Delaware	35-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2017. The financial statements included in this filing as of and for the six months ended June 30, 2017 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Fundrise Equity REIT, LLC (“Company,” “we,” “our,” and “us”) is a Delaware limited liability company formed to originate, invest in, and manage a diversified portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from our offering to originate, acquire and structure a diversified portfolio of commercial real estate properties and may also invest, to a limited extent, in commercial real estate loans, commercial real estate debt securities and other real estate-related assets. We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission, or SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform www.fundrise.com. On February 27, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $202,500 received in the private placements to our sponsor and Fundrise, LP).

On December 6, 2016, we announced that we had raised approximately $50,000,000 pursuant to the Offering and ceased accepting additional subscriptions at that time. Upon qualification by the Securities and Exchange Commission of an amendment we filed with respect to our existing offering statement on May 10, 2017, we offered up an additional $11.9 million in common shares which were sold pursuant to the Offering and we commenced accepting subscriptions promptly thereafter. As of September 1, 2017 and June 30, 2017, we had raised total gross proceeds of approximately $56,349,000 and $50,855,000, respectively, from settled subscriptions (including the approximate $202,500 received in private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor) and had settled subscriptions in our Offering and private placements for an aggregate of approximately 5,624,000 and 5,086,000, respectively, of our common shares. The per share purchase price for our common shares is currently $10.25 per share, increased from $10.00 per share on July 12, 2017, an amount that was arbitrarily determined by our Manager. The per share purchase price of our common shares is adjusted every fiscal quarter and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

Our primary investment types are as follows:

• Select Commercial Real Estate Equity Investments – Our commercial real estate equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

We operated in a manner intended to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016. We filed an extension for our 2016 tax return and elected REIT status on our initial tax return filing.

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Our Investments

During the six months ended June 30, 2017, we entered into the following investments. See “Recent Developments” below for a description of investments we have made since June 30, 2017.

Investment Type	Date	Description

Acquisition of Controlled Subsidiary	04/28/2017	Acquired ownership of a “majority-owned subsidiary”, EMIF-Fundrise JV LP (the “RSE REM Controlled Subsidiary”), for an initial purchase price of $8,506,500, which is the initial stated value of our equity interest in the RSE REM Controlled Subsidiary (the “RSE REM Investment”). The RSE REM Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 408 units located at 1801 Willow Haven Lane, Charlotte, NC 28262. The closing of both the initial RSE REM Investment and the Pavilion Crossings Apartments property occurred concurrently. The RSE REM Investment was funded with $2,296,500 in proceeds from our offering, $1,500,000 in proceeds from a one-off promissory note by and between us and our sponsor, and $4,710,000 in proceeds from that certain Promissory Grid Note by and between us and the sponsor. Please find more on the RSE REM Controlled Subsidiary Investment here.

Liquidation Support

Our Manager has entered into a liquidation support agreement pursuant to which our Manager will make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if our liquidating distribution is less than an average annual non-compounded return of at least 20%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500,000
17.1% to 18.0%	$400,000
18.1% to 19.0%	$300,000
19.1% to 19.9%	$200,000

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On March 31, 2016, we declared our first distribution to shareholders of record as of the close of business on each day of the period commencing on April 1, 2016 and ending on April 30, 2016. Since then, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from May 1, 2016 through September 30, 2017. The distributions are payable to shareholders of record as of the close of business on each day of the distribution period. The below chart details the distributions that we have declared since we commenced operations:

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Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
04/01/16 – 04/30/16	0.0021917808		03/31/16	7/13/16	8.00%
05/01/16 – 06/30/16	0.0021917808		04/20/16	7/13/16	8.00%
07/01/16 – 09/30/16	0.0021917808		06/08/16	10/13/16	8.00%
10/01/16 – 10/31/16	0.0021917808		09/30/16	1/12/17	8.00%
01/01/17 – 03/31/17	0.0013698630		12/31/16	4/21/17	8.00	% (3)
02/09/17 – 03/31/17	0.0014504432		02/09/17	4/21/17	8.00	% (3)
04/01/17 – 06/30/17	0.0021917808		03/21/17	7/13/17	8.00%
07/01/17 – 09/30/17	0.0021917808		06/29/17	10/21/17	8.00%
Weighted Average (04/01/16 through 09/30/17)	0.0019478052	(4)			7.11	% (5)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3) When taken together, the daily distribution amounts declared and/or paid for the period 01/01/17 through 03/31/17 (the “Q1 2017 Distribution Period”), and the additional daily distribution amount for the period 02/09/17 through 03/31/17 (the “Additional Q1 2017 Distribution Period”), equate to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price, for shareholders of record who held our common shares throughout the entirety of both the Q1 2017 Distribution Period and the Additional Q1 2017 Distribution Period. While our Manager is under no obligation to do so, the annualized basis return assumes that our Manager will declare distributions in the future similar to the distributions disclosed herein.

(4) Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from April 1, 2016 through September 30, 2017.

(5) Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, assuming a $10.00 per share purchase price. While our Manager is under no obligation to do so, the average annualized basis return assumes that our Manager would declare distributions in the future similar to the average distributions for the period from April 1, 2016 through September 30, 2017, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to shareholders as of the record dates selected by our Manager. In addition, our Manager’s discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, our Manager intends to continue to make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes.

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Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Post-Qualification Amendment to the Offering Circular as filed with the SEC on May 11, 2017, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2017, 120,240 common shares have been submitted for and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from net interest income on our unconsolidated joint ventures, as well as cash flow distributions and equity earnings from our investments in equity method investees. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select commercial real estate properties, commercial real estate equity investments, joint venture equity investments, and other real estate-related assets is compelling from a risk-return perspective. However, we are wary of the long-sustained bull stock market, as the current economic cycle has been in expansion for more than eight years. The Federal Reserve monetary policy has begun to tighten, which historically has occurred in the later stages of US economic cyclical growth. As a result, we favor a strategy weighted toward targeting equity investments in stabilized properties with potential value creation but below-the-radar of institutional-sized investors. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become overpriced in the pursuit of safety over value. We believe that our investment strategy, combined with our technology infrastructure and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

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We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 — Summary of Significant Accounting Policies, included in the financial statements contained in this report below, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2 – Summary of Significant Accounting Policies – Principles of Consolidation, in our financial statements below for further detail.

Certain of our investments are considered to be “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. This definition differs from the GAAP definition of the primary beneficiary of a variable interest entity.

As of June 30, 2017 and December 31, 2016, the Company does not consolidate any separate legal entities in which we own equity interests. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

As of June 30, 2017 and December 31, 2016, the Company did not hold any investments in entities which are considered to be variable interest entities based on the determination that we have substantive participating rights in all of the limited partnerships or similar legal entities which may have otherwise been considered variable interest entities.

Investments in Equity Method Investees

 Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method. As of June 30, 2017 we accounted for our investments in Equity Method Investees under the equity method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. No amortization of acquisition fees is currently reflected on the financial statements.

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (in thousands):

For the Six Months Ended June 30, 2017
Beginning balance	$41,466
New investments in equity method investees	9,155
Distributions received	(3,154)
Equity in earnings	260
Ending balance	$47,727

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Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of June 30, 2017, the Company’s financial instruments consist of cash, four joint venture equity investments, a note payable to a related party, and accounts payable. The carrying values of cash and cash equivalents, note payable to a related party, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2017 and December 31, 2016, management estimated the fair value of our investments to be $56,232,350 and $44,545,833, respectively. See Note 4 – Fair Value of Financial Instruments, in our financial statements below.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2 – Summary of Significant Accounting Policies, in our financial statements below for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Results of Operations

The financial statements included in this filing as of and for the six months ended June 30, 2017 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Revenue

On February 27, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $202,500 received in the private placements to our sponsor and Fundrise, LP). For the six months ended June 30, 2017, we incurred a net loss of approximately $(85,000) primarily attributable to general and administrative expenses and interest expense on our related party note. For the six months ended June 30, 2016, we had net income of approximately $35,000, primarily due to the commencement of operations, specifically, earnings from equity method investments and interest income generated by investments during the operating period.

Interest Income

For the six months ended June 30, 2017 and for the six months ended June 30, 2016, we earned interest income of approximately $0 and $31,000, respectively, from our investments.

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Expenses

General and Administrative

For the six months ended June 30, 2017 and the six months ended June 30, 2016, we incurred general and administrative expenses of approximately $86,000 and $43,000, respectively, which included auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Asset Management Fees

For the six months ended June 30, 2017 and the six months ended June 30, 2016, we incurred asset management fees of approximately $228,000 and $60,000, respectively.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2017 and December 31, 2016, we had made four investments for approximately $47,727,000 and three investments for approximately $44,500,000, respectively, and had approximately $1,566,000 and $4,200,000, respectively, in cash. In addition to our investments, we had future funding commitments up to an additional $3,662,000 related to our investments in equity method investees as of June 30, 2017 and $4,300,000 related to our investments in equity method investees as of December 31, 2016. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations as of June 30, 2017.

We receive distributions from our Equity Method Investees that represent cash flow from operations from the investment. During the six months ended June 30, 2017 and the year ended December 31, 2016, we received cash distributions of approximately $3,154,000 and $554,000, respectively.

As of June 30, 2017 and December 31, 2016 we had outstanding debt of approximately $4,710,000 and $0, respectively, that was drawn from our grid note with our Sponsor (See Note 6 – Related Party Arrangements, in our financial statements below). Additionally, as of June 30, 2017, we had outstanding debt of approximately $200,000 that was drawn on a one-off promissory note with our Sponsor (See Note 6 – Related Party Arrangements, in our financial statements below). Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

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In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments included payments for reimbursement of certain organization and offering expenses. As of June 30, 2017 and December 31, 2016, organization and offering expenses have totaled approximately $1,070,000 and $990,000, respectively, and total approximately 2.0% of gross offering proceeds. Organization and offering expenses related to the first raise totaled approximately $990,000. Organization and offering expenses related to the second raise have totaled approximately $80,000 as of June 30, 2017. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection or purchase of investments.

Beginning on May 1, 2017, the Manager lowered the quarterly asset management fee from annualized rate 1.0% to 0.85% of our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. As of June 30, 2017, $508,765 of asset management fees have been incurred and $399,179 of those asset management fees incurred have been paid to our Manager. As of June 30, 2016, $59,737 of asset management fees had been incurred and remained payable.

Cash Flows

The following presents our statement of cash flows for the six months ended June 30, 2017 and for the six months June 30, 2016 (in thousands):

Cash Flows	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016
Operating activities:	$(330)	(18)
Investing activities:	(6,001)	(19,494)
Financing activities:	3,745	25,760
Net increase (decrease) in cash and cash equivalents	$(2,586)	6,248
Cash and cash equivalents, beginning of period	$4,152	-
Cash and cash equivalents, end of period	$1,566	6,248

Off-Balance Sheet Arrangements

As of June 30, 2017 and December 31, 2016 we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 3 – Financial Statements” below.

Recent Developments

Event	Date	Description
Other

1. Status of our Offering	9/01/17	As of September 1, 2017, we had raised total gross offering proceeds of approximately $56.3 million from settled subscriptions (including the $202,500 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 5,624,000 of our common shares.

2. Amended and Restated Promissory Grid Note	7/31/17	Entered into an Amended and Restated Promissory Grid Note (the “Fifth Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp., as lender. The Fifth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million that bears an interest rate of 3% per annum, calculated on a 30-day month/360-day year basis. All outstanding principal and interest on the Fourth Amended and Restated Promissory Grid Note is due and payable on October 31, 2017.

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Item 2. Other Information

None.

Item 3. Financial Statements

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Fundrise Equity REIT, LLC

Balance Sheets

As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

(Amounts in thousands, except share and per share data)

	As of	As of
	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$1,566	$4,152
Interest receivable	-	-
Restricted cash	-	-
Other assets	1	2
Real estate debt investments	-	-
Investments in equity method investees	47,727	41,466
Deferred costs, net of accumulated amortization of $971 and $970 as of June 30, 2017 and December 31, 2016, respectively	79	-
Total Assets	$49,373	$45,620

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$84	$111
Due to related party	117	401
Note payable - related party	4,943	-
Settling subscriptions	517	-
Distributions payable	1,984	929
Redemptions payable	237	343
Total Liabilities	7,882	1,784

Members’ Equity:
Fundrise Equity REIT, LLC Members’ Equity: Common shares; unlimited shares authorized; 4,965,513 and 4,959,161 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively, net of accumulated amortization of deferred offering costs of $971 and $970 as of June 30, 2017 and December 31, 2016, respectively	48,731	48,640
Retained Earnings (Accumulated deficit)	(7,240)	(4,804)
Total Members’ Equity	41,491	43,836
Total Liabilities and Members’ Equity	$49,373	$45,620

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise Equity REIT, LLC

Statements of Operations

For the Six Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2017	June 30, 2016
Investment income
Interest income	$-	$31
Equity in earnings	261	107
Net investment income	261	138

Expenses
Asset management and other fees – related party	228	60
Interest expense - related party note	32	-
General and administrative expenses	86	43
Total expenses	346	103

Net income (loss)	$(85)	$35
Net income (loss) per basic and diluted common share	$(0.02)	$(1.18)

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-3

Fundrise Equity REIT, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2017 (unaudited)

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders' Equity
December 31, 2016	4,959,161	$48,640	$(4,804)	$43,836
Proceeds from issuance of common stock	69,735	697	-	697
Accumulated amortization of deferred offering costs	-	(1)	-	(1)
Distributions declared on common stock	-	-	(2,351)	(2,351)
Redemptions of common stock	(63,383)	(605)	-	(605)
Net income (loss)	-	-	(85)	(85)
June 30, 2017	4,965,513	$48,731	$(7,240)	$41,491

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Equity REIT, LLC

Statements of Cash Flows

For the Six Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2017	June 30, 2016
OPERATING ACTIVITIES:
Net income (loss)	$(85)	$35
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings	(261)	(107)
Net increase in other assets	1	-
Net increase in interest receivable	-	(30)
Net increase (decrease) in accounts payable and accrued expenses	(27)	4
Net increase (decrease) in due to related party	42	80
Net cash provided by (used in) operating activities	(330)	(18)
INVESTING ACTIVITIES:
Investment in real estate debt-related investments	-	(1,600)
Investment in equity method investees	(9,155)	(17,894)
Distributions received from equity method investees	3,154	-
Net cash (used in) investing activities	(6,001)	(19,494)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	697	21,248
Proceeds from note payable - related party	6,210	-
Payoff of note payable - related party	(1,300)	-
Proceeds from subscriptions not settled	517	4,515
Cash paid for shares redeemed	(710)	(3)
Distributions paid	(1,295)	-
Deferred offering costs	(81)	(747)
Advances from related party	-	747
Repayments of advances from related party	(293)	-
Net cash provided by financing activities	3,745	25,760

Net increase (decrease) in cash and cash equivalents	(2,586)	6,248
Cash and cash equivalents, beginning of period	4,152	-
Cash and cash equivalents, end of period	$1,566	$6,248

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$1	$343
Distributions payable	$1,984	$872
Redemptions payable	$237	$30

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Equity REIT, LLC

Notes to Financial Statements (unaudited)

June 30, 2017

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced February 27, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2017. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below) in any 12-month period. The Manager has the authority to issue an unlimited number of common shares. As of June 30, 2017 and December 31, 2016, the Company has issued 4,965,513 shares and 4,959,161 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 350 common shares and 100 common shares, respectively, for an aggregate purchase price of $3,500 and $1,000 as of June 30, 2017 and December 31, 2016, respectively. In addition, as of June 30, 2017 and December 31, 2016, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of $199,000.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $11.9 million in common shares, the purchase price for all shares was $10.00 per share as of June 30, 2017 and December 31, 2016. The original Offering of up to $50 million in common shares was declared qualified by the SEC on January 5, 2016. On May 10, 2017, we qualified an additional $11.9 million in common shares to be sold pursuant to the Offering.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statements of operations, statement of members’ equity, statements of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

F-6

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2016 balance sheet and certain related disclosures are derived from the Company’s December 31, 2016 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s offering circular, which was filed with the SEC.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company is one of the Sponsor’s initial such programs, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

F-7

After the Company raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. As of June 30, 2017 and December 31, 2016 the Company had reimbursed the Manager $293,094 and $706,146, respectively.

As of June 30, 2017 and December 31, 2016, the Manager had incurred organizational and offering costs of approximately $1,070,000 and $990,000, respectively, on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2017 and June 30, 2016, $0 and $19,888, respectively, of organizational expenses were included as a general and administrative expense in the statements of operations. As of June 30, 2017 and December 31, 2016, $970,708 and $969,585, respectively, of offering costs had been amortized and were included in the statements of members’ equity.

Settling Subscriptions

Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of June 30, 2017 and December 31, 2016, the total amount of equity issued and outstanding by the Company on a gross basis before considering amortization of offering costs was $49,702,076 and $49,609,338, respectively, and the total amount of settling subscriptions was $516,617 and $0, respectively. Both of these amounts were based on a $10 per share price.

Principles of Consolidation

As of June 30, 2017 and December 31, 2016, the Company does not consolidate any separate legal entities in which we own equity interests. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

Variable Interest Entities

A variable interest entity is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. The Company makes an initial determination upon acquisition of a VIE, and reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain events.

F-8

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

As of June 30, 2017 and December 31, 2016, the Company did not hold any investments in entities which are considered to be variable interest entities based on the determination that we have substantive participating rights in all of the limited partnerships or similar legal entities which may have otherwise been considered variable interest entities.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. For limited partnerships or similar legal entities, the usual condition for a controlling financial interest is control of kick-out rights through voting interests. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties or unilateral kick-out rights by a single party that, in our judgment, rise to the level of control of such entity. In our analysis of whether kick-out rights are substantive in nature, we also consider barriers to such rights that make them unlikely to be exercised. This analysis involves significant judgment on the part of management. As of June 30, 2017 and December 31, 2016, the Company did not hold kick-out rights through voting interests.

Investments in Equity Method Investees

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. No amortization of acquisition fees is currently reflected on the financial statements.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the statement of operations. Any change in fair value attributable to market related assumptions is considered an unrealized gain or loss. As of June 30, 2017 and December 31, 2016, the Company has not elected the fair value option with respect to any of its investments.

F-9

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as distributions are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP. See further discussion under Note 2 – Summary of Significant Accounting Policies – Real Estate Debt Investments.

The table below presents the activity of the Company's investments in equity method investees, accounted for using the equity method, as of and for the periods presented (in thousands):

	For the Six Months Ended June 30, 2017	For the Year Ended December 31, 2016
Beginning balance	$41,466	$-
New investments in equity method investees	9,155	44,546
Distributions received	(3,154)	(554)
Equity in losses of equity method investees	260	(2,526)
Ending balance	$47,727	$41,466

As of June 30, 2017 and December 31, 2016, the Company's investments in companies that are accounted for on the equity method of accounting consist of the following:

1)	Acquired in 2016, a 70% non-controlling member interest in Jax2 JV LLC, whose activities are carried out through the following wholly-owned assets: Reserve at Mandarin LLC, a rental property in Jacksonville, FL, built in 1983; and Beacon Point LLC, a rental property in Jacksonville, FL, built in 1986.

2)	Acquired in 2016, a 95% non-controlling member interest in Fundrise Insight One LLC, whose activities are carried out through the following wholly-owned assets: Canterbury Square, a low-rise apartment complex in Fort Belvoir, VA; Sacramento Square, a garden-style apartment complex in Alexandria, VA; and Lancaster Mill, a garden-style apartment in Woodbridge, VA.

3)	Acquired in 2016, a 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through The Villas at Meadow Springs, an apartment complex located in Richland, WA.

4)	Acquired in 2017, a 50% non-controlling member interest in Grand Reserve at Pavilions LP, whose activities are carried out through the following wholly-owned assets: Pavilion Crossings Apartments, a rental property in Charlotte, NC, built between 2000 and 2003.

The combined results of operations and financial position of the Company’s equity basis investments are summarized below for June 30, 2017 (dollars in thousands):

F-10

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP

	As of June 30, 2017	As of June 30, 2017	As of June 30, 2017	As of June 30, 2017
Condensed balance sheet information:
Real estate assets, net	$52,395	$70,450	$36,459	$48,043
Other assets	2,292	1,545	1,297	4,789
Total assets	$54,687	$71,995	$37,756	$52,832

Mortgage notes payable	$35,250	$50,000	$29,886	$35,137
Other liabilities	673	1052	606	604
Equity	18,764	20,943	7,264	17,091
Total liabilities and equity	$54,687	$71,995	$37,756	$52,832
Company’s equity investment	$13,135	$18,481	$7,566	$8,546

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP

Condensed income statement information:	From January 1, 2017 through June 30, 2017	From January 1, 2017 through June 30, 2017	From January 1, 2017 through June 30, 2017	From January 1, 2017 through June 30, 2017
Total revenue	$3,395	$3,339	$2,074	$866
Total expenses	3,223	3,356	1,943	788
Net income (loss)	$172	$(17)	$131	$78
Company’s equity in net income (loss) of investee	$120	$(16)	$118	$39

The first equity basis investments were made in June 2016. The Company’s equity in net income of investees totaled approximately $107,000 at June 30, 2016. The results of financial position of the Company’s equity basis investments are summarized below for December 31, 2016 (dollars in thousands):

	Jax2 JV LLC As of December 31, 2016	Fundrise Insight One LLC As of December 31, 2016	Fundrise Peak I, LLC As of December 31, 2016
Condensed balance sheet information:
Real estate assets, net	$50,600	$67,273	$37,512
Other assets	5,933	2,849	1,689
Total assets	$56,533	$70,122	$39,201

Mortgage notes payable	$34,928	$49,422	$29,886
Other liabilities	1,016	726	339
Equity	20,589	19,974	8,976
Total liabilities and equity	$56,533	$70,122	$39,201
Company’s equity investment	$14,412	$18,975	$8,079

F-11

The Company evaluates its investments for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months period ended June 30, 2017 or the year ended December 31, 2016.

Real Estate Debt Investments

Our debt-related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt-related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt-related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt-related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We made certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

The following table describes our debt-related investment activity for the six months ended June 30, 2017 and the year ended December 31, 2016:

Investments in Real Estate Debt:	For the Period Ended June 30, 2017	For the Year Ended December 31, 2016
Beginning balance	$—	$—
Investments	—	1,600
Principal repayments	—	(1,600)
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$—	$—

F-12

During the period ended June 30, 2017, we had no debt-related investments.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the program, for the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less any distributions received during that period. Shareholders that redeemed during the introductory period will not be allocated any distributions that were declared but unpaid during this period.

Beginning on the ninetieth day following the settlement of the common shares the Company may redeem shares with a per share redemption price calculated based on the most current Net Asset Value (“NAV”) per share. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Effective Redemption Price(1) (as percentage of per share redemption price)
Less than 90 days (Introductory Period)	100%
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter beginning at the end of the third quarter of 2016, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

F-13

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2017 or June 30, 2016. No gross deferred tax assets or liabilities have been recorded as of June 30, 2017 or December 31, 2016.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

  Distributions

Our distributions are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of our distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following the distributions. This information will be provided annually beginning with the year ended December 31, 2016.

The Company declared four distributions during the six months ended June 30, 2017 and three distributions during the six months ended June 30, 2016. These distributions were or will be calculated based on shareholders of record each day during these periods.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for each of the period (all amounts are in thousands except per share data):

	Shareholders				Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of June 30, 2017	Total Declared
January 1, 2017 through March 31, 2017	0.0013698630	$611		$611	$3
February 9, 2017 through March 31, 2017	0.0014504432	367		367	1
April 1, 2017 through June 30, 2017	0.0021917808	982		—	4
July 1, 2017 through September 30, 2017	0.0021917808	1,001	(2)	—	4
Total		$2,961		$978	$12

F-14

	Shareholders			Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared	Total Paid as of June 30, 2017	Total Declared
April 1, 2016 through April 30, 2016	0.0021917808	$75	$—	$1
May 1, 2016 through June 30, 2016	0.0021917808	217	—	3
July 1, 2016 through September 30, 2016	0.0021917808	580	—	4
Total		$872	$—	$8

(1) Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2) The liability for the third quarter 2017 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2017 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2017.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment include terms that are akin to interest on a debt instrument. As of June 30, 2017 and June 30, 2016, no amortization of premium, discount, origination costs or fees has been recognized.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

F-15

 In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), Investments – Equity Method and Joint Ventures, which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not been reported in issued financial statements. We are currently assessing the impact of this update on the presentation of these financial statements.

The Company evaluated subsequent events through September 12, 2017.

3.	Investments in Real Estate-Related Assets

The following table presents the Company’s investments in real estate-related assets, as of June 30, 2017 (dollars in thousands):

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Asset Type	Number	Principal Amount or Cost	Expected Future Funding Commitments	Carrying Value	Allocation by Investment Type(1)
Real estate debt investments	—	$—	$—	$—	—
Investments in equity method investees	4	53,701	3,662	47,727	100%
Balance as of June 30, 2017	4	$53,701	$3,662	$47,727	100%

(1)	This allocation is based on the equity contribution into an equity method investee plus equity in earnings/losses. It does not include future funding commitments that are not yet drawn.

The following table presents the Company’s investments in real estate-related assets, as of December 31, 2016 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost	Expected Future Funding Commitments	Carrying Value	Allocation by Investment Type(1)
Real estate debt investments	—	$—	$—	$—	—
Investments in equity method investees	3	44,546	4,311	41,466	100%
Balance as of December 31, 2016	3	$44,546	$4,311	$41,466	100%

(1)	This allocation is based on the preferred equity investments at cost and initial equity contribution into an equity method investee plus equity in earnings/losses. It does not include future funding commitments that are not yet drawn.

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2017 and December 31, 2016, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

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Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments as of June 30, 2017 consist of cash, four joint venture equity investments, a note payable to a related party, and accounts payable. The Company’s financial instruments as of December 31, 2016 consist of cash, three joint venture equity investments, a note payable to a related party, and accounts payable. The carrying values of cash and cash equivalents, receivables, note payable to a related party, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our equity investments are based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2017 and December 31, 2016, management estimated the fair value of investments to be $56,232,350 and $44,545,833, respectively.

5.	Borrowings

During the six months ended June 30, 2017, the Company borrowed funds in the amount of $4,710,00 on its promissory grid note arrangement with a related party. As of June 30, 2017, principal and interest totaling $4,734,728 remained payable to our Sponsor. See Note 6 – Related Party Arrangements – Rise Companies Corp.

During the six months ended June 30, 2017, the Company borrowed funds in the amount of $1,500,000 on a one-off promissory note with our Sponsor and repaid principal totaling $1,300,000 on June 30, 2017. As of June 30, 2017, principal and interest totaling $207,767 remained payable to our Sponsor. See Note 6 – Related Party Arrangements – Rise Companies Corp.

During the year ended December 31, 2016, the Company borrowed funds in the amount of $700,000 on its promissory grid note arrangement with a related party, and repaid the principal and interest totaling $701,361 on October 27, 2016.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

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The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The following table summarizes reimbursable costs incurred by the Company during the six months ended June 30, 2017 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the Six Months Ended June 30, 2017
Organizational costs	$—
Offering costs (1)	—
Reimbursements made	(293)
Total	$(293)

(1)	As of June 30, 2017, $970,708 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The following table summarizes reimbursable costs incurred by the Company during the year ended December 31, 2016 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the Year Ended December 31, 2016
Organizational and other reimbursable costs	$29
Offering costs (1)	970
Reimbursements made	(706)
Balance as of December 31, 2016	$293

(1)	As of December 31, 2016, $969,585 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

Until April 30, 2017, the Company will pay the Manager a quarterly asset management fee of one-fourth of 1.0%. Beginning on May 1, 2017, the Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which will be based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%.

During the six months ended June 30, 2017 and June 30, 2016, asset management fees of $227,767 and $59,737, respectively, have been incurred. As of June 30, 2017 and December 31, 2016, $109,586 and $108,306, respectively, of asset management fees remain payable to the Manager.

Until April 30, 2017, the Company will pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 1.0%, which will be based on the original value of such non-performing asset. Beginning on May 1, 2017, the Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2017 and December 31, 2016, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also pay the Manager a disposition fee from the liquidation of any of our equity investments in real estate equal to 0.5% of the gross proceeds after repayment of any property level debt. As of June 30, 2017 and December 31, 2016, no equity investments had been acquired or disposed of, and accordingly no disposition fees were incurred.

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Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During six months ended June 30, 2017 and June 30, 2016, fees of $8,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2017 and the year ended December 31, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Fundrise, L.P. is a member of the Company and holds 19,900 shares as of June 30, 2017 and December 31, 2016. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10,000,000. The loan bears a 3.0% interest rate and expires on July 30, 2017. The total drawn between the seven noteholders may not exceed $10,000,000. As of June 30, 2017, the Company has drawn against the promissory grid note in an amount of $4,710,000 and $24,728 of interest has been incurred and remains payable to Rise Companies Corp. As of December 31, 2016, the Company had drawn against the promissory grid note in the amount of $700,000 and had repaid principal and interest in full in the amount of $701,361 to Rise Companies Corp.

Rise Companies Corp. issued a one-off promissory note to the Company in the principal amount of $2,100,000. The loan bears a 3.0% interest rate and expires on December 31, 2017. As of June 30, 2017, the Company has drawn against the one-off promissory note in an amount of $1,500,000 and has repaid principal in an amount of $1,300,000. Interest in an amount of $7,766.67 has been incurred and remains payable to Rise Companies Corp. As of December 31, 2016, the Company had not entered into a one-off promissory note.

Rise Companies Corp. is a member of the Company and holds 350 shares as of June 30, 2017 and held 100 shares as of December 31, 2016.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

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Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Offering

As of September 12, 2017, we had raised total gross offering proceeds of approximately $57,084,000 from settled subscriptions (including the $202,500 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 5,696,000 of our common shares.

New Investments

As of September 12, 2017, the Company has made no additional investments, and borrowers have drawn additional funds in the amount of $238,099. Including the investments reported on the balance sheet as of June 30, 2017, the Company has now invested in $53,939,158 of commercial real estate assets with total capital commitments of $57,362,918. The economic terms of these investments are similar to the investments that had been made as of June 30, 2017.

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Distributions Payable

On March 21, 2017, the Manager of the Company ratified a daily distribution of $ 0.0021917808 per share (the “Q2 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2017 and ending on June 30, 2017 (the “Q2 2017 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Q2 2017 Distribution Period. The Q2 2017 distributions were paid beginning July 14, 2017. The aggregate amount of cash that was distributed relating to the Q2 2017 Distribution Periods was $982,434.

On June 26, 2017, the Manager of the Company ratified a daily distribution of $ 0.0021917808 per share (the “Q3 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2017 and ending on September 30, 2017 (the “Q3 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q3 2017 Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Q3 2017 Distribution Period. The aggregate estimated amount of cash to be distributed related to the Q3 2017 Distribution Period is approximately $1,001,000. We will begin processing Q3 2017 distributions prior to October 21, 2017.

Settling Subscriptions

The entire amount of the $516,617 of settling subscriptions that existed as of June 30, 2017 were subsequently settled and common shares were issued by July 8, 2017.

Amended and Restated Promissory Grid Note

On April 30, 2017, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. On July 31, 2017, the expiration date was extended to October 31, 2017. The Company did not pay any extension or other fees related to the amendment of this note.

As of September 12, 2017, no amounts remained outstanding on the promissory grid note. Principal and interest totaling $4,749,448 were repaid after June 30, 2017.

One-Off Promissory Note

As of September 12, 2017, no amounts remained outstanding on the one-off promissory note. Principal and interest totaling $207,983 were repaid after June 30, 2017.

Share Purchase Price Update

Beginning on July 12, 2017 the per share purchase price of our Common Shares will be $10.25 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after September 30, 2017, unless updated by us prior to that time.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A)
2.2*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A)
4.1*	Form of Subscription Package (incorporated by reference to the copy thereof submitted as Exhibit 4.1 of Form 1-A/A)
6.1*	Form of License Agreement between Fundrise Equity REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A)
6.2*	Form of Liquidation Support Agreement between Fundrise Equity REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A)
6.4*	Form of Servicing Agreement between Fundrise Equity REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Form 1-A/A)
15.1*	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.2*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.3*	Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d)

* Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington D.C. on September 27, 2017.

Fundrise Equity REIT, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 27, 2017
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 27, 2017
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)